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April 27, 2018

Board of Trustees, The Chartwell Funds

1205 Westlakes Drive, Suite 100

Berwyn, PA 19312

Re:	Plan of Reorganization (“Plan”) made as of April 27, 2018 by The Chartwell Funds (the “Trust”), a statutory trust created under the laws of the State of Delaware, on behalf of its series, the Berwyn Fund (“Berwyn Fund”) and the Chartwell Small Cap Value Fund (“Small Cap Fund”)

Ladies and Gentlemen:

You have requested our opinion as to certain federal income tax consequences of the reorganization (hereinafter referred to as the “Reorganization”) of the Berwyn Fund, which will consist of: (i) the acquisition by the Trust, on behalf of Small Cap Fund, of substantially all of the property, assets and goodwill of Berwyn Fund in exchange solely for full and fractional shares of beneficial interest, with no par value, of Small Cap Fund (“Small Cap Fund Shares”); (ii) the distribution of Small Cap Fund Shares to the holders shares of beneficial interest, with no par value, of Berwyn Fund (the “Berwyn Fund Shares”), respectively, according to their respective interests in Berwyn Fund, in complete liquidation of Berwyn Fund; and (iii) the dissolution of Berwyn Fund as soon as is practicable after the Closing, all upon and subject to the terms and conditions of the Plan. Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Plan.

In rendering our opinion, we have reviewed and relied upon: (a) a copy of the executed Agreement, dated as of April 27, 2018; (b) the Proxy Statement/Prospectus provided to shareholders of the Berwyn Funds dated March 8, 2018; (c) certain representations concerning the Reorganization made to us by the Trust, on behalf of the Small Cap Value Fund and the Berwyn Fund, in a letter dated April 27, 2018 (the “Representation Letter”); (d) all other documents, financial and other reports and corporate minutes we deemed relevant or appropriate; and (e) such statutes, regulations, rulings and decisions as we deemed material in rendering this opinion.

For purposes of this opinion, we have assumed that the Berwyn Fund on the Closing Date of the Reorganization satisfies, and immediately following the Closing Date of the Reorganization, the Small Cap Value Fund will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as regulated investment companies.

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Board of Trustees, The Chartwell Funds

April 27, 2018

Based on the foregoing, and provided the Reorganization is carried out in accordance with the applicable laws of the State of Delaware, the terms of the Agreement and the statements in the Representation Letter for the Berwyn Fund and the Small Cap Value Fund, it is our opinion that for federal income tax purposes:

1. The acquisition by the Small Cap Value Fund of substantially all of the assets of the Berwyn Fund in exchange solely for the Small Cap Value Fund Shares, followed by the distribution by the Berwyn Fund to its shareholders of the Small Cap Value Fund Shares in complete liquidation of the Berwyn Fund, will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code, and the Berwyn Fund and Small Cap Value Fund each will be a “party to the reorganization” within the meaning of Section 368(b) of the Code.

2. No gain or loss will be recognized by the Berwyn Fund upon the transfer of substantially all of its assets to the Small Cap Value Fund in exchange solely for the Small Cap Value Fund Shares pursuant to Sections 361(a) and 357(a) of the Code.

3. No gain or loss will be recognized by the Small Cap Value Fund upon the receipt by it of substantially all of the assets of the Berwyn Fund in exchange solely for the Small Cap Value Fund Shares pursuant to Section 1032(a) of the Code.

4. No gain or loss will be recognized by the Berwyn Fund upon the distribution of the Small Cap Value Fund Shares to its shareholders in complete liquidation of the Berwyn Fund pursuant to Section 361(c)(1) of the Code.

5. The tax basis of the assets of the Berwyn Fund received by the Small Cap Value Fund will be the same as the tax basis of the assets to the Berwyn Fund immediately prior to the exchange pursuant to Section 362(b) of the Code.

6. The holding periods of the assets of the Berwyn Fund received by the Small Cap Value Fund will include the periods during which such assets were held by the Berwyn Fund pursuant to Section 1223(2) of the Code.

7. No gain or loss will be recognized by the shareholders of the Berwyn Fund upon the exchange of their Berwyn Fund Shares solely for the Small Cap Value Fund Shares (including fractional shares to which they may be entitled), pursuant to Section 354(a) of the Code.

8. The aggregate tax basis of the Small Cap Value Fund Shares received by the shareholders of the Berwyn Fund (including fractional shares to which they may be entitled) will be the same as the aggregate tax basis of the Berwyn Fund Shares exchanged therefor pursuant to Section 358(a)(1) of the Code.

Board of Trustees, The Chartwell Funds

April 27, 2018

9. The holding period of the Small Cap Value Fund Shares received by the shareholders of the Berwyn Fund (including fractional shares to which they may be entitled) will include the holding period of the Berwyn Fund Shares surrendered in exchange therefor, provided that such Berwyn Fund Shares were held as a capital asset on the date of the Reorganization pursuant to Section 1223(1) of the Code.

10. The Small Cap Value Fund will succeed to and take into account, as of the date of the transfer as defined in Section 1.381(b)-1(b) of the regulations issued by the United States Department of the Treasury (the “Income Tax Regulations”), the items of the Berwyn Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code, and the Income Tax Regulations.

Notwithstanding anything to the contrary herein, we express no opinion as to the effect of the Reorganization on the Berwyn Fund, the Small Cap Value Fund or any Berwyn Fund shareholders with respect to any asset (including without limitation any stock held in a passive foreign investment company as defined in section 1297(a) of the Code or any contract described in Section 1256(b) of the Code) as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) regardless of whether such transfer would otherwise be a non-taxable transaction under the Code.

Our opinion is based upon the Code, the applicable Income Tax Regulations, the present positions of the Internal Revenue Service (the “Service”) as are set forth in published revenue rulings and revenue procedures, present administrative positions of the Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of the Reorganization.

Our opinion is conditioned upon the performance by the Trust, on behalf of the Small Cap Value Fund and the Berwyn Fund, of the undertakings in the Agreement and the Representation Letter. Except as expressly set forth above, we express no other opinion to any party as to the tax consequences, whether federal, state, local or foreign, with respect to (i) the Reorganization or any transaction related to or contemplated by such Reorganization (or incident thereto) or (ii) the effect, if any, of the Reorganization on any other transaction and/or the effect, if any, of any such other transaction on the Reorganization.

We hereby consent to the use of this opinion as an exhibit to the registration statement of the Small Cap Value Fund on Form N-14, and any amendments thereto, covering the registration of the Small Cap Value Fund Shares under the Securities Act of 1933, as amended, to be issued in the Reorganization.

Very truly yours,
/s/ Stradley Ronon Stevens & Young, LLP
Stradley Ronon Stevens & Young, LLP